November 5, 2013

Via EDGAR

Mr. John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:          CleanTech Biofuels, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed March 26, 2013
File No. 333-145939

On behalf of CleanTech Biofuels, Inc. (the “Company”), I submit the Company’s response to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 22, 2013 relating to the Company’s Form 10-K for fiscal year ended December 31, 2012 filed March 26, 2013 (“Form 10-K”). For the Staff's convenience, the Staff's comment has been stated below in its entirety, with the Company's response set out immediately underneath it. The heading and numbered paragraph in this letter correspond to the heading and numbered paragraph in the comment letter from the Staff.

Form 10-K for the year ended December 31, 2012

Item 8. Financial Statements and Supplemental Data
Report of Independent Registered Public Accounting Firm, page 27

1.
Please amend your filing to include an audit report that identifies the city and state from where it was issued, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing.

Response: We acknowledge the Staff’s finding and will amend our filing to include an audit report that identifies the city and state from where it was issued. We plan to make this amendment filing concurrent with filing this response.

*           *           *           *

The Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments in connection with any of the foregoing, please contact me at 314-802-8672.

Very truly yours,

/s/ Thomas G. Jennewein

Thomas G. Jennewein
Chief Financial Officer